UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8) *

                               GIVEN IMAGING LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     2797140
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Donna Gershowitz, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 20, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     RDC Rafael Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            2,662,110
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,662,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,662,110
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 2 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            2,662,110
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,662,110
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,662,110
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 (1)
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,464,820
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes 4,719,528 Ordinary Shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on
Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.


                               Page 4 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 *
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] **
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Does not include (i) 720,122 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development"), (ii) 1,852 Ordinary Shares which are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers and (iii) 9,220 Ordinary Shares held for members of the public through mutual funds which are managed by a company controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (collectively, the "CIEH and Epsilon Shares"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

**   Excludes the CIEH and Epsilon Shares.


                               Page 6 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 *
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]  **
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

**   Excludes the CIEH and Epsilon Shares.


                               Page 7 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 *
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]  **
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

**   Excludes the CIEH and Epsilon Shares.


                               Page 8 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 *
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]  **
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

**   Excludes the CIEH and Epsilon Shares.

                               Page 9 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 *
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348 *
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]  **
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

**   Excludes the CIEH and Epsilon Shares.


                              Page 10 of 23 pages

                                 SCHEDULE 13D/A

CUSIP NO. 2797140

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,184,348 *
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,184,348 *
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,184,348*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X]  **
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     48.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

**   Excludes the CIEH and Epsilon Shares.


                              Page 11 of 23 pages

This Amendment No. 8 on Schedule 13D/A (the "Amendment") amends the Statement on
Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by RDC Rafael Development Corporation Ltd. ("RDC"), DEP Technology Holdings Ltd. ("DEP"), Elron, DIC, IDB Development, IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat ("the Reporting Persons") (the "Statement") with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the "Ordinary Shares"), of Given Imaging Ltd. (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by Elron pursuant to its Offer to Purchase set forth in the Tender Offer Statement on Schedule TO filed by Elron with the Securities and Exchange Commission on May 16, 2008, as amended (the "Tender Offer")

The following amends and supplements Items 2, 3, and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of June 20, 2008:

     DIC owned approximately 48.6% of the outstanding shares of Elron.

     IDB Development owned approximately 73.9% of the outstanding shares of DIC.

     IDB Holding owned approximately 76.6% of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 55.5% and 12.5% respectively of the outstanding shares of, and control, Ganden Holdings. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, had a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 17% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, Manor owned directly approximately 0.05% of the outstanding shares of IDB Holding, and another private Israeli corporation which is controlled by her owned directly approximately 2.85% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 2.92% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.


                              Page 12 of 23 pages

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As reported by Elron on June 22, 2008, on June 20, 2008, Elron acquired a total of 1,462,640 Ordinary Shares in the Tender Offer at a price of $16.54 per share, for a total purchase price of $24,192,066, in cash. The acquisition of Ordinary Shares pursuant to the Tender Offer was funded out of Elron's own internal resources and credit lines.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of June 20, 2008:

RDC owned directly 2,662,110 Ordinary Shares, or approximately 9.1% of the outstanding Ordinary Shares of which 424,868 Ordinary Shares are pledged in favor of Elron to secure the repayment of a loan from Elron to RDC and 125,431 Ordinary Shares are pledged in favor of Rafael Advanced Defense Systems Ltd. ("Rafael"), a 49.9% shareholder of RDC, to secure the repayment of a loan from Rafael to RDC. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,662,110 Ordinary Shares.

Elron owned directly 6,802,710 Ordinary Shares, or approximately 23.3% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 2,662,110 Ordinary Shares owned by RDC. Also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 14,184,348 Ordinary Shares, constituting approximately 48.5% of the outstanding Ordinary Shares.

DIC owned directly 4,719,528 Ordinary Shares, or approximately 16.1% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 9,464,820 Ordinary Shares owned by RDC and Elron, or a total of 14,184,348 Ordinary Shares, constituting approximately 48.5% of the outstanding Ordinary Shares. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner, and to share the power to vote and dispose, of an aggregate of 14,184,348 Ordinary Shares held by RDC, Elron and DIC, or approximately 48.5% of the outstanding Ordinary Shares. Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons disclaims beneficial ownership of all the Ordinary Shares held by RDC, Elron and DIC.

As of May 14, 2008, there were 29,252,785 outstanding Ordinary Shares as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on May 14, 2008. The percentages of the outstanding Ordinary Shares set forth above are based on this number.


                              Page 13 of 23 pages

Information provided to the Reporting Persons indicates that as of June 20, 2008, none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned Ordinary Shares, except as set forth below:

Mr. Doron Birger, a director of RDC and DEP, and the President and Chief Executive Officer of Elron, owned (i) 2,878 Ordinary Shares, (ii) options to purchase from the Issuer 14,000 Ordinary Shares, exercisable immediately at a price per share of $23.96, (iii) options to purchase from the Issuer 25,000 Ordinary Shares, exercisable immediately at a price per share of $17.78, (iv) options to purchase from the Issuer 3,000 Ordinary Shares exercisable immediately, at a price per share of $26.39 and (v) options to purchase from the Issuer 12,000 Ordinary Shares, exercisable immediately at a price per share of $29.42. All these options were granted to Mr. Birger in respect of his service as Chairman or director of the Issuer, as applicable.

Mr. Arie Mientkavich, Chairman of RDC and Elron, owned options to purchase from the Issuer 8,750 Ordinary Shares, exercisable immediately at a price per share of $29.42. These options were granted to Mr. Mientkavich in respect of his service as director of the Issuer.

Except as set forth above in this Amendment, none of the Reporting Persons purchased or sold any Ordinary Shares during the 60 days ending on June 20, 2008.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP or RDC purchased or sold any Ordinary Shares during the 60 days ending on June 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: June 26, 2008      RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                         DEP TECHNOLOGY HOLDINGS LTD.
                         ELRON ELECTRONIC INDUSTRIES LTD.
                         DISCOUNT INVESTMENT CORPORATION LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         NOCHI DANKNER
                         SHELLY BERGMAN
                         RUTH MANOR
                         AVRAHAM LIVNAT

                         BY:DISCOUNT INVESTMENT CORPORATION LTD.

                                      (signed)

                         BY:______________________________
                         Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 10 to Amendment No. 5 to the Statement.


                              Page 14 of 23 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                     RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                              (as of June 20, 2008)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich (1)                            Chairman of the       Chairman of the Board of Directors of Elron;
3 Azrieli Center, The Triangular Tower 42nd     Board of Directors    Deputy Chairman of Gazit Globe Ltd and Chairman
floor, Tel-Aviv 67023, Israel                                         of Gazit Globe Israel (Development) Ltd.

Raanan Cohen                                    Director              Vice President of Discount Investment Corporation
3 Azrieli Center, The Triangular Tower 44th                           Ltd.; Chief Executive Officer of Koor Industries
floor, Tel-Aviv 67023, Israel                                         Ltd.

Avishai Friedman                                Director              Chief Executive Officer Of RDC
Yoqneam Industrial Park, Building 7, Yoqneam,
Israel

David Vaish                                     Director              Vice President for Finance & Chief Financial
Rafael, Haifa, Israel                                                 Officer of Rafael.

Yedidya Yaari                                   Director              President & Chief Executive Officer of Rafael.
Rafael, Haifa, Israel

Doron Birger (2)                                Director              President & Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Director              Vice President of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Luva Drori                                      Director              Corporate Vice President business Development &
Rafael, Haifa, Israel                                                 Marketing of Rafael.

Moshe Maor                                      Director              Chief Subsidiary Officer of Rafael
Rafael, Haifa, Israel

Ofir Gomeh                                      Chief Financial       Chief Financial Officer of RDC Rafael Development
Yoqneam Industrial Park, Building 7, Yoqneam,   Officer               Corporation Ltd.
Israel

(1) Mr. Arie Mientkavich owned options to purchase from the Issuer 8,750 Ordinary Shares, exercisable immediately at a price per share of $29.42. These options were granted to Mr. Mientkavich in respect of his service as director of the Issuer.

(2) Mr. Doron Birger owned (i) 2,878 Ordinary Shares, (ii) options to purchase from the Issuer 14,000 Ordinary Shares, exercisable immediately at a price per share of $23.96, (iii) options to purchase from the Issuer 25,000 Ordinary Shares exercisable immediately at a price per share of $17.78, (iv) options to purchase from the Issuer 3,000 Ordinary Shares exercisable immediately, at a price per share of $26.39 and (v) options to purchase from the Issuer 12,000 Ordinary Shares exercisable immediately at a price per share of $29.42. All these options were granted to Mr. Birger in respect of his service as Chairman or director of the Issuer, as applicable.


                              Page 15 of 23 pages

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                          DEP Technology Holdings Ltd.
                              (as of June 20, 2008)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Doron Birger (1)                                Director              President & Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President & Chief Technology Officer of
3 Azrieli Center, The Triangular Tower 42nd     Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Donna Gershowitz                                Director              General Counsel & Corporate Secretary of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

(1) See note (2) in Schedule A.

                               ------------------

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                        Elron Electronic Industries Ltd.
                              (as of June 20, 2008)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich (1)                            Chairman of the       Chairman of Elron; Deputy Chairman of  Gazit
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Globe Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd

Ami Erel                                        Director              President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel


                              Page 16 of 23 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Yaacov Goldman                                  External Director     Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Businessman
                                                                      and director of companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Ari Bronshtein                                  Director              Vice President of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Arie Ovadia                                     Director              Director of companies
10 Harav Amiel Street,
Tel Aviv, 62223, Israel

Amos Shapira                                    Director              Chief Executive Officer of Cellcom Israel Ltd.
10 Hagavish Street, Industrial Zone, Netanya
42140, Israel

Doron Birger (2)                                President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Zvika Slovin                                    Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.
(1) See note (1) in Schedule A
(2) See note (2) in Schedule A


                              Page 17 of 23 pages

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                              (as of June 20, 2008)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.;
                                                                      Businessman and director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Director & Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel


                              Page 18 of 23 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Prof. Niv Ahituv                                External Director     Professor at the Faculty of Management in the Tel
33 Drezner Street, Tel Aviv 69496, Israel.                            Aviv University.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahnman Street, Bney Brak 51553, Israel                           of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman  of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Oren Lieder                                     Senior Vice           Senior Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Dr. Yochai Rafaelli                             Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France


                              Page 19 of 23 pages

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                              (as of June 20, 2008)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Businessman and
                                                                      director of companies.

Zehava Dankner                                  Director              Director of Companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th                          Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co- Managing Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahnman Street, Bney Brak 51553, Israel                           of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel


                              Page 20 of 23 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Amos Malka                                      External Director     Director of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Dr. Yoram Margaliyot                            External Director     Senior Lecturer (expert on tax laws) at the
16 Ha'efroni Street, Raanana 43724, Israel                            Faculty of Law in the Tel Aviv University

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (UK) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Executive Vice        Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Inbal Zion                                      Vice-President &      Vice-President & Corporate Secretary of IDBD;
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   Corporate Secretary of IDBH
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.


                              Page 21 of 23 pages

                                                                      Schedule F

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                              (as of June 20, 2008)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Businessman
                                                Officer               and director of companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahnman Street, Bney Brak 51553, Israel     the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich (1)                            Vice Chairman of      Chairman of Elron; Deputy Chairman of  Gazit
14 Betzalel Street, Jerusalem 94591, Israel     the Board of          Globe Ltd. and Chairman of Gazit Globe Israel
                                                Directors             (Development) Ltd.

Zehava Dankner                                  Director              Director of Companies
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development;  Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (UK) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Director and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.


                              Page 22 of 23 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.
(1) See note (1) in Schedule A


                              Page 23 of 23 pages